FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2008

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 10, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Drilling begins at Ravin Molybdenum/Tungsten Property in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce that drilling has begun at its Ravin molybdenum/tungsten property in Lander County, Nevada.   The Ravin property is comprised of 162 claims located 20 miles north of the town of Austin in Central Nevada and approximately 50 miles west of General Moly, Inc.’s (AMEX & TSX: GMO) Mount Hope molybdenum mine, which is scheduled to begin production in late 2010.

Historically, the Ravin property has been explored by Union Carbide, Houston Oil and Minerals and Freeport Exploration.  Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and reported an intercept of 30 feet of 1.01% MoS2 (0.66% Mo) in hole RW 7-A.

Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units.  The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  All but 4 drill holes encountered molybdenum mineralization and many contained significant mineralization.  Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of the original assay sheets are available.  Highlights included hole RW 80-7, where Freeport reported an interval of 250 feet of 0.105 MoS2 (0.063% Mo) beginning at a depth of 100 feet.

Strong surface molybdenum and tungsten mineralization occurs within Cambrian sediments which have been intruded by two separate Cretaceous granitic to quartz monzonite plutons.  The Raven Pluton is the largest and crops out over an area of about 2 square miles.  The smaller Cadro Pluton crops out over a ½ square mile area in the northwest part of the property and appears to be responsible for a majority of the hydrothermal alteration and molybdenum mineralization seen on the project.

MAX has been permitted for an 11 hole drill program designed to follow up on the previous drilling reported by Houston Oil and Minerals and Freeport and to further the area of known mineralization.

The reports by Freeport and Houston Oil and Minerals are not NI 43-101 compliant and predated National Instrument 43-101.  There has been no NI 43-101 Geological Report completed on the claims or on the Ravin project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 22, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Drilling begins at Howell Gold project in British Columbia

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce that drilling has begun on the Howell gold project located in south-eastern British Columbia.

The Howell Gold Project is comprised of 4,376 hectares located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.

At Howell Creek, gold mineralization occurs disseminated in limestone and with quartz stockworks in syenite intrusives and Proterozoic sediments.  Prior drilling has included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.   A diamond drill hole from 2006, collared to the west of the surface expression of the important Palaeozoic limestone, penetrated a near surface fault and intersected 43 metres of limestone grading 0.42 g/t gold to the bottom of the hole at 66 metres.  The last sample in this hole graded 0.44 g/t gold indicating a need to drill deeper and test the target along strike; the first hole of the current program will deepen this hole to approximately 200 metres.

An important additional target which will be tested in the current program is Carbonate Replacement Deposit (“CRD”) style mineralization in the general vicinity of hole HRC-15 (located 1,100 metres to the west of the first hole of the current program), drilled by Placer Dome Inc. in 1988, which intersected 7.6 metres grading 51.5 g/t silver, 1.98% lead, 1.87% zinc, and 0.32 g/t gold.

MAX plans to drill a minimum of 1,000 meters at Howell, which is one of two exploration projects in British Columbia recently optioned from Eastfield Resources Ltd. (TSX.V:ETF) as announced in our news release of June 9, 2008.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   August 1, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director